UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 29, 2018

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

Exhibit Index

Exhibit 99.1	Disclosure of Transactions in Own Shares (May 31, 2018)

Exhibit 99.2	Combined Shareholders’ Meeting of June 1st, 2018 (June 1, 2018)

Exhibit 99.3	Total announces the distribution of the final 2017 dividend following the Shareholders’ Meeting of June 1, 2018 that fixed the 2017 dividend at 2.48 € per share (June 1, 2018)

Exhibit 99.4	Disclosure of Transactions in Own Shares (June 7, 2018)

Exhibit 99.5	Algeria – extension of the TFT gas field license (June 11, 2018)

Exhibit 99.6	Disclosure of Transactions in Own Shares (June 14, 2018)

Exhibit 99.7	Disclosure of Transactions in Own Shares (June 21, 2018)

Exhibit 99.8	Total and Pavilion Energy Take a Further Step in Developing Liquefied Natural Gas (LNG) As a Marine Fuel in Singapore (June 26, 2018)

Exhibit 99.9	Results of the option to receive the final 2017 dividend in shares (June 26, 2018)

Exhibit 99.10	Citeo, Total, Saint-Gobain and Syndifrais Join Forces to Create a Polystyrene Recycling Channel in France by 2020 (June 27, 2018)

Exhibit 99.11	Disclosure of Transactions in Own Shares (June 28, 2018)

EXHIBIT INDEX

Exhibit 99.1	Disclosure of Transactions in Own Shares (May 31, 2018)

Exhibit 99.2	Combined Shareholders’ Meeting of June 1st, 2018 (June 1, 2018)

Exhibit 99.3	Total announces the distribution of the final 2017 dividend following the Shareholders’ Meeting of June 1, 2018 that fixed the 2017 dividend at 2.48 € per share (June 1, 2018)

Exhibit 99.4	Disclosure of Transactions in Own Shares (June 7, 2018)

Exhibit 99.5	Algeria – extension of the TFT gas field license (June 11, 2018)

Exhibit 99.6	Disclosure of Transactions in Own Shares (June 14, 2018)

Exhibit 99.7	Disclosure of Transactions in Own Shares (June 21, 2018)

Exhibit 99.8	Total and Pavilion Energy Take a Further Step in Developing Liquefied Natural Gas (LNG) As a Marine Fuel in Singapore (June 26, 2018)

Exhibit 99.9	Results of the option to receive the final 2017 dividend in shares (June 26, 2018)

Exhibit 99.10	Citeo, Total, Saint-Gobain and Syndifrais Join Forces to Create a Polystyrene Recycling Channel in France by 2020 (June 27, 2018)

Exhibit 99.11	Disclosure of Transactions in Own Shares (June 28, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: June 29, 2018	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer